SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Avenida Presidente Vargas, 409 - 13th floor,

Edifício Herm. Stoltz - Centro, CEP 20071-003,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

We hereby inform our shareholders and the market in general as follows:

On April 30, 2012, we filed a Form 12b-25 with the US Securities and Exchange Commission (the SEC) notifying the SEC that we had been unable to finalize all the information required for our annual report on Form 20-F for the year ended December 31, 2011 (the 2011 20-F) by the April 30, 2012 prescribed filing date. Accordingly, the deadline to file our 2011 20-F was extended to May 15, 2012 in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

On the date of the filing of the Form 12b-25, we believed that we would be able to complete all required information and file our 2011 20-F by May 15, 2012. However, as a result of the substantial ongoing workload the Company will be unable to complete and file today its 2011 20-F. We expect that the remaining work to finalize our 2011 20F will be completed in the next few days and our management is committed to filing our 2010 20-F by May 21, 2012.

Rio de Janeiro, May 15, 2012.

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/s/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.